Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2007 and December 31, 2006

and for the periods ended June 30, 2007 and 2006

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets – June 30, 2007 and December 31, 2006 (Unaudited)	3

Consolidated Statements of Income – Three and six months ended June 30, 2007 and 2006 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity – Six months ended June 30, 2007 (Unaudited)	5

Consolidated Statements of Cash Flows – Six months ended June 30, 2007 and 2006 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-12

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	June 30, 2007	December 31, 2006
Assets
Investments:
Fixed maturity securities held as available for sale, at fair value (amortized cost $7,932,456 and $8,360,736)	$8,037,666	$8,606,675
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $453,761 and $449,366)	443,870	444,899
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,353,941	1,400,591
Short-term investments, at amortized cost (which approximates fair value)	1,089,176	957,211
Other investments	89,173	90,322

Total investments	11,013,826	11,499,698
Cash and cash equivalents	164,674	181,330
Securities purchased under agreements to resell	417,021	286,278
Accrued investment income	132,463	137,021
Deferred acquisition costs	459,942	449,556
Prepaid reinsurance premiums	337,052	363,140
Reinsurance recoverable on unpaid losses	48,078	46,941
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $104,116 and $103,325)	96,590	98,470
Receivable for investments sold	31,817	12,103
Derivative assets	31,659	29,466
Other assets	211,351	226,853

Total assets	$13,021,411	$13,407,794

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,096,434	$3,129,620
Loss and loss adjustment expense reserves	520,080	537,037
Securities sold under agreements to repurchase	417,021	286,278
Variable interest entity floating rate notes	1,381,603	1,451,928
Short-term debt	13,383	40,898
Current income taxes	5,043	—
Deferred income taxes, net	366,020	403,865
Deferred fee revenue	12,378	11,973
Payable for investments purchased	83,795	266,061
Derivative liabilities	44,495	25,992
Other liabilities	178,840	195,750

Total liabilities	6,119,092	6,349,402
Commitments and contingencies (See Note 8)
Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,701,775	1,690,924
Retained earnings	5,088,492	5,164,572
Accumulated other comprehensive income, (net of deferred income tax of $57,297 and $101,216)	97,052	187,896

Total shareholder’s equity	6,902,319	7,058,392

Total liabilities and shareholder’s equity	$13,021,411	$13,407,794

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(In thousands)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Revenues:
Gross premiums written	$252,973	$258,424	$476,236	$439,312
Ceded premiums	(28,134)	(29,369)	(51,212)	(56,001)

Net premiums written	224,839	229,055	425,024	383,311
Decrease (increase) in deferred premium revenue	(371)	(7,573)	13,870	49,359

Premiums earned (net of ceded premiums of $38,591, $39,289, $76,762 and $78,994)	224,468	221,482	438,894	432,670
Net investment income	141,605	138,598	283,490	270,179
Net realized gains (losses)	27,890	15,361	28,788	7,866
Net gains (losses) on financial instruments at fair value and foreign exchange	(14,294)	(2,891)	(16,314)	1,149
Fees and reimbursements	4,544	3,929	14,622	12,013
Other	5	562	10	714

Total revenues	384,218	377,041	749,490	724,591

Expenses:
Losses and loss adjustment	20,968	20,295	41,452	40,421
Amortization of deferred acquisition costs	17,433	17,122	34,062	33,388
Operating	34,849	31,532	64,024	67,354
Interest expense	20,711	18,785	42,447	31,703

Total expenses	93,961	87,734	181,985	172,866

Equity in net income (loss) of subsidiaries	59	(17)	44	(9)
Income from continuing operations before income taxes	290,316	289,290	567,549	551,716
Provision for income taxes	69,706	82,029	143,629	149,944

Income from continuing operations	220,610	207,261	423,920	401,772
Net income (loss) from discontinued operations, net of tax	—	792	—	1,273

Net income	$220,610	$208,053	$423,920	$403,045

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the six months ended June 30, 2007

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, December 31, 2006	100,000	$15,000	$1,690,924	$5,164,572	$187,896	$7,058,392

Comprehensive income:
Net income	—	—	—	423,920	—	423,920
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $45,710	—	—	—	—	(95,205)	(95,205)
Change in foreign currency translation net of change in deferred income taxes of $1,791	—	—	—	—	4,361	4,361

Other comprehensive loss						(90,844)

Comprehensive income						333,076

Dividends declared (per common share $5,000.00)	—	—	—	(500,000)	—	(500,000)
Stock-based compensation	—	—	10,851	—	—	10,851

Balance, June 30, 2007	100,000	$15,000	$1,701,775	$5,088,492	$97,052	$6,902,319

2007
Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(92,074)
Reclassification adjustment, net of taxes	(3,131)

Change in net unrealized appreciation, net of taxes	$(95,205)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Six months ended June 30
	2007	2006
Cash flows from operating activities of continuing operations:
Net income	$423,920	$403,045
Income from discontinued operations, net of tax	—	(1,273)

Net income from continuing operations	423,920	401,772
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease (increase) in accrued investment income	4,558	(3,908)
Increase in deferred acquisition costs	(10,386)	(6,909)
Decrease in prepaid reinsurance premiums	26,088	21,910
Decrease in deferred premium revenue	(33,186)	(62,114)
Decrease in loss and loss adjustment expense reserves	(16,957)	(13,209)
(Increase) decrease in reinsurance recoverable on unpaid losses	(1,137)	14,493
Depreciation	4,273	5,044
Decrease (increase) in salvage and subrogation	20,730	(2,308)
Amortization of bond discount, net	6,473	11,383
Net realized (gains) losses on investments	(28,788)	(7,866)
Current income tax provision (benefit)	5,043	(26,227)
Deferred income tax provision (benefit)	4,781	(25,638)
Net losses (gains) on financial instruments at fair value and foreign exchange	16,316	(1,149)
Stock option compensation	3,567	5,844
Other, net	(7,573)	(5,600)

Total adjustments to net income	(6,198)	(96,254)

Net cash provided by operating activities of continuing operations	417,722	305,518

Cash flows from investing activities of continuing operations:
Purchase of fixed-maturity securities	(1,265,671)	(1,850,572)
Sale of fixed-maturity securities	1,491,495	1,550,502
Redemption of fixed-maturity securities	44,383	152,521
Purchase of short-term investments, net	(203,374)	(66,647)
(Purchase) sale of other investments, net	(67)	196,326
Redemption of held-to-maturity investments	46,650	103,560
Increase in receivable for investments sold	236,314	892
Decrease in payable for investments purchased	(182,266)	(12,865)
Capital expenditures	(2,376)	(4,090)
Disposals of capital assets	—	5

Net cash provided by investing activities of continuing operations	165,088	69,632

Cash flows from financing activities of continuing operations:
Net repayment of short-term debt	(27,515)	(17,847)
Principal paydown of variable interest entity floating rate notes	(67,635)	(54,490)
Other borrowings and deposits	(1,947)	(1,797)
Capital issuance costs	(2,369)	(1,201)
Dividends paid	(500,000)	(280,000)

Net cash used by financing activities of continuing operations	(599,466)	(355,335)

Discontinued operations:
Net cash used by operating activities	—	(57)

Net cash used by discontinued operations	—	(57)

Net (decrease) increase in cash and cash equivalents	(16,656)	19,758
Cash and cash equivalents – beginning of period	181,330	115,253

Cash and cash equivalents – end of period	$164,674	$135,011

Supplemental cash flow disclosures:
Income taxes paid	$112,263	$144,677
Interest paid:
Other borrowings and deposits	$2,330	$3,198
Variable interest entity floating rate notes	$35,903	$25,312
Non cash items:
Stock option compensation	$3,567	$5,844

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its wholly owned subsidiaries (“MBIA Corp.”), as well as all other entities in which MBIA Corp. has a controlling financial interest. These statements do not include all of the information and disclosures required by accounting principles generally accepted in the Unites States of America (“GAAP”). These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2006. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations.

The results of operations for the six months ended June 30, 2007 may not be indicative of the results that may be expected for the year ending December 31, 2007. The December 31, 2006 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of amounts related to MBIA Corp.’s discontinued operations, which had no effect on net income, total assets, total liabilities or shareholder’s equity as previously reported.

NOTE 2: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.” FIN 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. FIN 48 also provides guidance on the derecognition, classification and disclosure of tax positions. MBIA Corp. adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on MBIA Corp.’s financial statements. See “Note 7: Income Taxes” for disclosures required by FIN 48.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. (“SFAS”) 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 permits an entity to measure at fair value any financial instrument that contains an embedded derivative that would otherwise require bifurcation. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. For MBIA Corp., SFAS 155 was effective for those financial instruments acquired or issued on or after January 1, 2007. The adoption of SFAS 155 did not have a material effect on MBIA Corp.’s financial statements.

Standards to be Adopted in Future Periods

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit with respect to dividends or dividend equivalents for non-vested restricted shares or restricted share units that are paid to employees be recorded as an increase to additional paid-in capital. MBIA Corp. currently records such tax benefit as a reduction of income tax expense. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007, with early adoption permitted. MBIA Corp. is currently evaluating the impact of EITF Issue No. 06-11 on its financial statements and expects to adopt the provisions of EITF Issue No. 06-11 in the fourth quarter of 2007.

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. MBIA Corp. is currently evaluating the impact of adopting FSP FIN 39-1 on its financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 18, 2007, the FASB issued an Exposure Draft (“ED”) entitled “Accounting for Financial Guarantee Insurance Contracts”, an interpretation of SFAS 60, “Accounting and Reporting by Insurance Enterprises.” The ED clarifies how SFAS 60 applies to financial guarantee insurance contracts issued by insurance enterprises, including the methodologies to account for premium revenue and claim liabilities, as well as related disclosures. The proposals contained in the ED are not considered final accounting guidance until the FASB completes its due process procedures and issues a final statement, which could differ from the ED. Under the ED, MBIA Corp. would be required to recognize premium revenue only in proportion to contractual payments (principal and interest) made by the issuer of the insured financial obligation. The proposed recognition approach for a claim liability would require MBIA Corp. to recognize a claim liability when there is an expectation that a claim loss will exceed the unearned premium revenue (liability) on a policy basis based on the present value of expected cash flows. Additionally, the ED would require MBIA Corp. to provide expanded disclosures relating to factors affecting the recognition and measurement of financial guarantee contracts.

Following a 60 day comment period, the FASB has stated that they will hold a discussion forum with interested parties. The final statement is expected to be issued in the first quarter of 2008. The cumulative effect of initially applying the final statement will be recorded as an adjustment to the opening balance of retained earnings for that fiscal year. MBIA Corp. is in the process of evaluating how the exposure draft will impact its financial statements and has provided comments on the ED to the FASB. Until final guidance is issued by the FASB and is effective, MBIA Corp. will continue to apply its existing policies with respect to the establishment of both case basis and unallocated loss reserves and the recognition of premium revenue. A further description of MBIA Corp.’s loss reserving and premium recognition policies are included in “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s consolidated financial statements for the year ended December 31, 2006.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides MBIA Corp. an irrevocable option to measure eligible financial assets and liabilities at fair value, with changes in fair value recorded in earnings, that otherwise are not permitted to be accounted for at fair value under other accounting standards. The option is applied, on a contract-by-contract basis, to an entire contract and not only to specific risks, specific cash flows or other portions of that contract. Upfront costs and fees related to a contract for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. MBIA Corp. is currently evaluating the provisions of SFAS 159 and their potential impact on its financial statements. MBIA Corp. will adopt the provisions of SFAS 159 beginning January 1, 2008.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires that fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. SFAS 157 also clarifies that an issuer’s credit standing should be considered when measuring liabilities at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. MBIA Corp. is currently evaluating the provisions of SFAS 157 and their potential impact on its financial statements. MBIA Corp. will adopt the provisions of SFAS 157 beginning January 1, 2008.

NOTE 3: Dividends Declared

Dividends declared and paid by MBIA Corp. during the six months ended June 30, 2007 were $500 million.

NOTE 4: Variable Interest Entities

MBIA Corp. provides credit enhancement services to global finance clients through third-party special purpose vehicles (“SPVs”), which are used in a variety of structures insured by MBIA Corp. MBIA Corp. has determined that such SPVs fall within the definition of a variable interest entity (“VIE”) under FIN 46(R), “Consolidation of Variable Interest Entities.” Under the provisions of FIN 46(R), an entity is considered a VIE subject to possible consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

With respect to third-party SPVs, MBIA Corp. must determine whether it has variable interests in VIEs and if so, whether those variable interests would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at June 30, 2007 and December 31, 2006 are related to MBIA Corp.’s guarantee of certain VIEs. Such assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet. The assets and liabilities of these VIEs each totaled $1.4 billion at June 30, 2007 and $1.5 billion at December 31, 2006. Revenues and expenses related to third-party VIEs are primarily reported in “Net investment income” and “Interest expense”, respectively, on MBIA Corp.’s statements of income and substantially net to zero. Third-party VIEs’ creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee policy provided to the VIE.

MBIA Corp. consolidated two VIEs in the third quarter of 2004 and a third VIE in the fourth quarter of 2006 that were established in connection with the securitizations of Capital Asset Holdings GP, Inc. and certain affiliated entities (“Capital Asset”) tax liens and to which MBIA Corp. provided financial guarantees. In December 2006, MBIA Corp. sold its interest in all of these consolidated VIEs. MBIA Corp. held a variable interest in these entities, which resulted from its insurance policies, and had determined that it was the primary beneficiary under FIN 46(R). MBIA Corp. has reported these VIEs as discontinued operations for periods presented prior to their sale.

NOTE 5: Loss and Loss Adjustment Expense Reserves (LAE)

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: case basis reserves and an unallocated loss reserve. See “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s financial statements for the year ended December 31, 2006 for information regarding its loss reserving policy. A summary of the case basis and unallocated activity and the components of the liability for loss and LAE reserves are presented in the following table:

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands	2Q 2007	1Q 2007
Case basis loss and LAE reserves:
Beginning balance	$333,906	$323,718
Less: reinsurance recoverable	47,625	46,941

Net beginning balance	286,281	276,777

Case basis transfers from unallocated loss reserve related to:
Current year	6,047	2,602
Prior years	11,298	31,120

Total	17,345	33,722

Net paid (recovered) related to:
Current year	343	(337)
Prior years	34,505	24,555

Total net paid	34,848	24,218

Net ending balance	268,778	286,281
Plus: reinsurance recoverable	48,078	47,625

Case basis loss and LAE reserve ending balance	316,856	333,906

Unallocated loss reserve:
Beginning balance	199,867	213,319
Losses and LAE incurred(1)	20,968	20,484
Channel Re elimination(2)	(266)	(214)
Transfers from case basis and LAE reserves	(17,345)	(33,722)

Unallocated loss reserve ending balance	203,224	199,867

Total	$520,080	$533,773

(1)	Represents MBIA Corp.’s provision for losses calculated as 12% of scheduled net earned premium.
(2)

Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Reinsurance Ltd. (“Channel Re”), which is carried on an equity-method accounting basis.

During the six months ended June 30, 2007, total net case basis activity transferred from MBIA Corp.’s unallocated loss reserve was $51 million. Net case basis activity primarily consisted of incurred activity related to the Student Loan Finance Corporation (“SFC”) settlement and loss reserves for a multi-sector CDO and insured obligations within the home equity loan sector. Partially offsetting these loss reserves were reversals of previously established case basis reserves within the aircraft enhanced equipment trust certificates (“EETCs”) sector. The unallocated loss reserve approximated $203 million at June 30, 2007, which represents MBIA Corp.’s estimate of losses associated with credit deterioration that has occurred in MBIA Corp.’s insured portfolio but has not been specifically identified and is available for future case-specific activity. MBIA Corp. recorded $41 million in losses and loss adjustment expenses in the six months ended June 30, 2007 based on 12% of scheduled net earned premium.

NOTE 6: Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In the first quarter of 2006 and in connection with its remediation efforts, MBIA Corp. exercised a call right with respect to $411 million of MBIA Corp.-insured Northwest Airlines’ enhanced equipment trust certificates issued by Northwest Airlines Pass Through Trust 2000-1G (the “Certificates”). Under the terms of the trust agreement relating to the Certificates, MBIA Corp. had the right to call the Certificates at par as a result of the bankruptcy filing by Northwest Airlines. MBIA Corp. entered into an agreement with a third party under which the third party financed the call of the Certificates and purchased the Certificates from MBIA Corp. as part of a planned future securitization of the Certificates. MBIA Corp.’s policy guaranteeing payment of the Certificates remains in effect.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Due to certain continuing rights MBIA Corp. possessed with respect to the Certificates, MBIA Corp. recorded the Certificates and the related financing on its balance sheet under the requirements of SFAS 140. The Certificates were included within “Short-term investments” and the related financing was included within “Payable for investments purchased” on MBIA Corp.’s consolidated balance sheets. During the second quarter of 2007, MBIA Corp. no longer possessed its continuing rights with respect to the Certificates and, therefore, has removed the Certificates and related financing from its consolidated balance sheet as of June 30, 2007.

NOTE 7: Income Taxes

MBIA Corp. adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on MBIA Corp.’s financial statements. Prior to the adoption of FIN 48, MBIA Corp. classified interest and/or penalties related to income taxes as a component of income from continuing operations. In connection with the adoption of FIN 48, MBIA Corp. has elected to classify interest and penalties as components of income taxes. The total amount accrued for interest and penalties was $4.2 million at the date of adoption, and the interest and penalties recognized during the first six months of 2007 amounted to $1.9 million.

MBIA Corp.’s major tax jurisdictions include the United States (“U.S.”), the United Kingdom (“U.K.”) and France. MBIA Insurance Corporation and its U.S. subsidiaries file a U.S. consolidated federal income tax return. Federal income tax returns have been examined through 2003. Currently, MBIA Corp. is under an examination for the 2004 and 2005 years by the U.S. Internal Revenue Service. The U.K. tax matters have been substantially concluded through 2002. The French tax authority has concluded the examination through 2003 with the issue on the recognition of premium income for tax purposes pending resolution.

The total amount of unrecognized tax benefits at the date of adoption of FIN 48 was $28.8 million, which was included in the tax reserves. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $3.0 million as of June 30, 2007.

In April 2005, the French tax authority commenced an examination of MBIA Corp.’s French tax return for 2002 and 2003. Upon completion of the audit, MBIA Corp. received a notice of assessment in which the French tax authority has accelerated the way in which MBIA Corp. recognizes earned premium for tax purposes, contrary to the French statutory method. MBIA Corp. has protested and has filed for an appeal with respect to the assessment and MBIA Corp.’s position is currently under review. Due to the uncertainty surrounding the outcome of the examination, MBIA Corp. accrued the potential tax liability relating to the French tax audit for all open tax years through 2006 prior to the adoption of FIN 48. The total amount accrued with respect to the uncertain tax position is approximately $26.5 million and the related interest and penalties are approximately $4.2 million. It is reasonably possible that the French tax authority will rule in MBIA Corp.’s favor within the next 12 months at which time the entire amount accrued, including the interest and penalties, will be reversed.

NOTE 8: Commitments and Contingencies

In the normal course of operating its businesses, MBIA Corp. may be involved in various legal proceedings.

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (“Royal”) in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $355 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal had filed an action seeking a declaration that it is not obligated to pay on its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. Royal appealed the order, and, in connection with the appeal, pledged $403 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and agreed to post additional security for future claims and interest.

On October 3, 2005, the U.S. Court of Appeals for the Third Circuit upheld the decision of the United States District Court for the District of Delaware insofar as it enforced the Royal insurance policies, but remanded the case to the District Court for a determination of whether the Royal policies cover all losses claimed under the policies. In particular, the Court of Appeals directed the District Court to consider whether the Royal policies would cover losses resulting from the misappropriation of student payments rather than from defaults by students. MBIA Corp. believes that the Royal policies would cover losses even if they result from misappropriation of student payments, but in any event it appears that all or substantially all of the claims made under the Royal policies relate to defaults by students rather than misappropriation of funds. Therefore, MBIA Corp. expected Royal to be required to pay all or substantially all of the claims made under its policies and to be reimbursed for any payments MBIA Corp. made under its policies.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Royal filed a petition with the Third Circuit requesting that the case be reheard, which was denied in April 2006. In April 2006, Royal filed a motion with the District Court seeking a release of the collateral it pledged in connection with its appeal of the District Court judgment against it in 2003.

On April 2, 2007, MBIA announced that MBIA Corp. reached an agreement with Royal to settle the outstanding litigation. The amount paid by Royal under the terms of the settlement was sufficient to repay the approximately $362 million of outstanding par amount of the bonds insured by MBIA Corp. as well as to reimburse MBIA Corp. for a portion of the claims that MBIA Corp. has paid to date under its insurance policies. As a result of the settlement, MBIA Corp. incurred approximately $20 million in losses in the first quarter of 2007. The loss represents a reduction to MBIA Corp.’s expected recoveries for claims it has paid to date under its policies and will be covered by MBIA Corp.’s unallocated loss reserves.

The District Court in Delaware entered a final judgment in the case implementing the settlement on March 30, 2007. The approximately $362 million of outstanding par amount of the bonds insured by MBIA Corp. were repaid in full during the second quarter of 2007.